SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment ____*)

Western Alliance Bancorporation
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

957638109
(CUSIP Number)

September 30, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

| |	Rule 13d-1(b)
|X|	Rule 13d-1(c)
| |	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 957638109	13G	Page 2 of 5 Pages

1. Name of Reporting Persons / I.R.S. Identification No. of Above Persons (Entities Only)

Norman W. Waitt, Jr.
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization

United States of America
Number of	5.	Sole Voting Power

Shares		2,000,000

Beneficially	6.	Shared Voting Power

Owned by		-0-

Each	7.	Sole Dispositive Power

Reporting		2,000,000

Person	8.	Shared Dispositive Power

with		-0-

9. Aggregate Amount Beneficially Owned by Each Reporting Person

2,000,000
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ ☐

11. Percent of Class Represented by Amount in Row (9) (See Instructions)
5.87%
12. Type of Reporting Person (See Instructions)

IN

CUSIP No. 957638109	13G	Page 3 of 5 Pages

Item 1(a). Name of Issuer:

Western Alliance Bancorporation
Item 1(b). Address of Issuer's Principal Executive Offices:

2700 W. Sahara Ave. Las Vegas, NV 89102
Item 2(a). Name of Person Filing:
Norman W. Waitt, Jr.
Item 2(b). Address of Principal Business Office, or if None, Residence:

1125 South 103rd St., Suite 200 Omaha, NE 68124
Item 2(c). Citizenship:

United States of America
Item 2(d). Title of Class of Securities:

Common Stock, par value $0.0001 per share
Item 2(e). CUSIP Number:

957638109
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person is a: Not Applicable

(a)	| |	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	| |	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	| |	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	| |	Investment company registered under Section 8 of the Investment Company Act.

(e)	| |	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	| |	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP No. 957638109	13G	Page 4 of 5 Pages

(g)	| |	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	| |	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	| |	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	| |	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a) Amount beneficially owned:	2,000,000

(b) Percent of class:	5.87%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote	2,000,000

(ii) Shared power to vote or to direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	2,000,000

(iv) Shared power to dispose or to direct the disposition of	-0-

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

CUSIP No. 957638109	13G	Page 5 of 5 Pages

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 2008
(Date)

/s/ Norman W. Waitt, Jr.

Norman W. Waitt, Jr.